=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            _______________

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                                                         Date:   3 November 2003

                                                       NATIONAL GRID TRANSCO plc
                                                          (Registrant's Name)

                                                              1-3 Strand
                                                                London
                                                               WC2N 5EH
                                                         (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

         Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                        s/David C. Forward
                                                     By:_____________________________
                                                        Name: David C Forward
                                                        Title: Assistant Secretary

Date: 3 November 2003

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                   Announcements sent to the London Stock Exchange for October 2003

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

                                           Recent Announcements to The London Stock Exchange

DATE              DETAILS

24.10.03          National Grid Transco Agrees 20-Year Capacity Contract for Isle of Grain LNG Terminal

23.10.03          Redemption of NGC Bonds (Confirmation)

21.10.03          Quest operation

14.10.03          Directors Interests on Appointment- (Maria Richter)

14.10.03          Quest operation

9.10.03           Directors Interests - Share Incentive Plan

7.10.03           Group Board Retirement And Changes To
                  Board Responsibilities (John Wybrew)

6.10.03           Quest operation

1.10.03           GridAmerica begins operations

Note:             On 27 October 2003, NGT made an announcement on 'Retirement And Appointment Of A Director To The Board Of National
                  Grid Transco' (Re: forthcoming retirement of R Sergel and appointment of M Jesanis). A covering SEC 6-k filing was made on that day.

                                                      ANNEX 2 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcements to the London Stock Exchange
                                                           for October 2003

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

1 October 2003

                                                         National Grid Transco

                                                      GridAmerica begins operations

GridAmerica, the first US for-profit multi-system Independent Transmission Company, began operations in the Midwest of the United
States today.

GridAmerica, a subsidiary of National Grid Transco, operates within the Midwest Independent System Operator (Midwest ISO) and will initially manage the transmission assets of American Transmission Systems Incorporated (a subsidiary of FirstEnergy Corporation) and
Northern Indiana Public Service Company (a subsidiary of NiSource). In addition, Ameren's transmission assets will be integrated into
GridAmerica following approval from state regulators.

The GridAmerica transmission system will manage 28,000 megawatts of generation capacity, 27,000 megawatts of load, and 14,000 miles of transmission lines across 46,000 square miles of service territory in five states.

"This is an important step forward for National Grid Transco and for bringing the benefits of an integrated transmission system to the US" said Nick Winser, National Grid Transco's Group Director of Transmission. "By pooling the transmission assets of power companies within a region and managing them as one operation, we are confident that we can create significant improvements in reliability and efficiency. We see this as the beginning of an important, long-term change in the structure and practice of US transmission and are delighted to be able to bring to bear our experience and expertise."

Contacts

Investors
Marcy Reed                 +44 (0)20 7004 3170       +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171       +44 (0)7768 045139(m)
Louise Clamp               +44 (0)20 7004 3172       +44 (0)7768 555641(m)

Media
Gillian Home      +44 (0)20 7004 3150
Clive Hawkins     +44 (0)20 7004 3147

Citigate Dewe Rogerson     +44 (0)20 7638 9571
Anthony Carlisle           +44 (0)7973 611888(m)

Notes to editors

  About GridAmerica
  Based in  Cleveland,  Ohio,  GridAmerica  LLC is a regulated,  for-profit  Independent  Transmission  Company  focused on providing superior  electric  transmission  service within the footprint of the Midwest ISO to power  generators,  marketers and load-serving entities; investing in top-rate management,  operators and facilities; and seeking approval for appropriate transmission pricing to support the competitive  electricity  marketplace.  Grid America, a National Grid Transco  subsidiary,  will manage the electricity transmission systems of Northern Indiana Public Service Company,  American  Transmission  Systems,  Inc., and Ameren (pending state approvals).  The  GridAmerica  footprint  includes a total of four million  customers,  14,000 miles of transmission  lines,  and a
  46,000 square-mile service territory spanning five states. www.gridamericallc.com.

  About Midwest ISO
  The Federal Energy Regulatory  Commission approved the Midwest ISO as the nation's first Regional  Transmission  Organization (RTO)
  on December 20, 2001. Midwest ISO, in its role as a regional transmission  organization,  monitors electric reliability  throughout much of the Midwest - an area that  encompasses more than 111,000 miles of  interconnected  high voltage  transmission  lines in 15 states and one Canadian province.  Midwest ISO is responsible for coordinating the operation of the wholesale electric transmission system and ensuring fair access to the grid. For more information on Midwest ISO, visit www.midwestiso.org

  About National Grid Company
  In England and Wales National Grid Company owns 4,500 miles of  high-voltage  overhead  lines and 400 miles of  underground  cable.
  England and Wales comprises around 58,000 square miles.  www.ngtgroup.com

National Grid Transco plc (NGT)
6 October 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 25,979 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

7 October 2003

                                                GROUP BOARD RETIREMENT AND CHANGES TO
                                                        BOARD RESPONSIBILITIES

National Grid Transco (NGT) today announces the retirement of John Wybrew as an Executive Director of NGT on 30 November 2003.
John Wybrew was appointed Executive Director of NGT on the merger of Lattice Group and National Grid Group in October 2002.
Previously, he joined the board of British Gas in 1996 and was subsequently appointed Executive Director of BG Group in 1999, he was appointed Executive Director of Lattice Group on its demerger from BG in October 2000.
Within NGT Mr Wybrew is responsible for Group Corporate Affairs. These responsibilities will pass to senior executives within NGT who report to Roger Urwin, Group Chief Executive of NGT.

Enquiries:
Investors:

Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m)
Louise Clamp               +44 (0)20 7004 3172                +44 (0)7768 555641(m)

Media:
Gillian Home                         +44 (0)20 7004 3150
Clive Hawkins                        +44 (0)20 7004 3147
Media out of hours duty pager:       + 44 (0) 7659 117841
Citigate Dewe Rogerson:              +44 (0)20 7638 9571
Anthony Carlisle                     +44 (0)7973 611888(m)

National Grid Transco plc (NGT)
9 October 2003

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited employees are able to subscribe for NGT ordinary shares by regular monthly contributions. The current monthly purchase of 88,344 ordinary shares in NGT under the scheme was today confirmed by the Trustee, the shares having been purchased in the market today at a price of 388.75 pence per share.

The undermentioned executive directors of NGT, together with some 3,950 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

============================== ============================ ============================
Director                         Shares purchased in SIP     Resulting total interest
============================== ============================ ============================
Steven Holliday                            32                                   482,449
============================== ============================ ============================
Roger Urwin                                32                                 1,096,853
============================== ============================ ============================

National Grid Transco plc (NGT)
14 October 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 4,642 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

14th October 2003

National Grid Transco plc (NGT)
Notification of Directors' Interests on Appointment
-----------------------------------------------------------------

Following her appointment as a Non-Executive Director on 1 October, NGT notifies that there is no other information required to be disclosed by paragraph 16.4 of the Listing Rules in respect of Maria Richter.

National Grid Transco plc (NGT)
21 October 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin,
technically ceased to be interested in 15,973 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc ('NGT')
Date: 23 October 2003

National Grid Company plc - Redemption of Bonds

On 27 August 2003, NGT announced that National Grid Company plc had given notice that it would exercise its optional right to redeem all of the outstanding 4.25 per cent. Exchangeable Bonds due 2008, effective on 29 September 2003. The redemption took place on 29
September 2003.
Contact: Malcolm Cooper, Treasury (+44 (0) 207 004 3340)

24th October 2003

NATIONAL GRID TRANSCO AGREES 20-YEAR CAPACITY CONTRACT FOR ISLE OF GRAIN LNG TERMINAL

National Grid Transco (NGT) today announced that it had agreed a 20 year contract for the sale of the initial capacity at the Isle of
Grain Liquefied Natural Gas (LNG) importation terminal with BP/Sonatrach.

Grain LNG, a subsidiary of NGT, will own and operate the terminal, which is scheduled for commissioning at the beginning of 2005, with commercial operations expected to commence shortly thereafter. This first contract for the use of Grain LNG's capacity represents around 5% of the UK's gas demand.

It will be the first of the new LNG import terminals, constructed to contribute flexibly to Britain's growing dependence on a diversity of gas import schemes. Located on the River Medway, 20 miles east of central London, it is close to the heart of the gas market and some important gas-fired power stations.

The contract will enable BP/Sonatrach to import 3.3 million tonnes of LNG per annum through the terminal over the next two decades.
This equates to an additional 12 million cubic metres of gas entering the National Transmission System every day or 4.4 billion cubic metres per annum.

As UK offshore production declines, Government and industry forecasts recognise the need to secure long-term gas imports. LNG imports will also add to the diversity of gas supply and enable gas to be released into the system quickly to meet demand requirements.

NGT Group Director, Edward Astle said " Following the competitive process, we are delighted to award this initial capacity to BP/
Sonatrach, both of whom have significant expertise and experience in the LNG business. This deal is an important milestone in the development in the UK LNG market and National Grid Transco is taking a lead in helping to address the UK's long-term energy needs.

"Our Grain terminal will provide the first imported LNG into the UK for over 20 years, with scope for future expansion. It will be a high quality facility with considerable capacity to provide a new source of gas to homes and industry in the UK and South-East."

Enquiries:
Investors:
Marcy Reed                  +44 (0)20 7004 3170 +44 (0)7768 490807(m)
Terry McCormick             +44 (0)20 7004 3171 +44 (0)7768 045139(m)
Louise Clamp                +44 (0)20 7004 3172 +44 (0)7768 555641(m)

Media:
Christine Riches   +44 (0) 1306 748596
Geoff Aspel        +44 (0) 01306 748599
Gillian Home       +44 (0)20 7004 3150
Media out of hours duty pager: + 44 (0) 7659 117841

Citigate Dewe Rogerson: +44 (0)20 7638 9571
Anthony Carlisle        +44 (0)7973 611888(m)
BP
Colum Doyle,            +44 (0) 20 7579 7603
Ronnie Chappell,        +44 (0) 20 7496 4324

Notes to Editors:
-        Picture of terminal available on request.
-        The existing facilities at the Isle of Grain were constructed in 1982. In April 2003 planning permission was granted by
         Medway Council to convert the site into a LNG importation facility.
-        LNG is natural gas liquefied by refrigeration to a temperature of -160C, a process that reduces its volume to 1/600th of that at normal temperature, and enables bulk transportation by tanker.
-        Britain's gas demand is projected to increase by at least 15 per cent in the next ten years. As production from North Sea gas fields declines, dependence on gas imports is forecast to approach 50 per cent within the same period. To import this gas, analysis by Transco as part of its annual public consultation on gas supply and demand indicates that three more gas import pipelines, LNG terminals, or a combination of these, will be required.
-        National Grid Transco plc is a leading international energy delivery business. Formed in October 2002, following the merger between National Grid Group and Lattice Group, it is the largest utility in the UK. Through National Grid, the group owns and operates the electricity transmission network in England and Wales, and through Transco, it owns and operates Britain's gas transportation network. National Grid USA is one of the top ten electricity companies in the US, with the largest electricity transmission and distribution network in the New England/New York market
-        BP is one of the world's largest energy companies. It produces some 9 billion cubic feet per day of gas and markets over 22 billion cubic feet per day to 28 countries around the globe. BP has global gas reserves of c. 43 trillion cubic feet and is the largest producer of natural gas in the United States and the United Kingdom. BP is currently involved in four major liquefaction plants in Trinidad and Tobago, Abu Dhabi, Australia and Indonesia, which together accounted for over 30% of 2002 global LNG sales. BP's merchant LNG activities markets and trades gas from a range of sources around the globe to secure customers and markets and maximize the value of BP's own gas developments.
-        Sonatrach is the second largest LNG producer in the world (27bcma in 2002) and the third largest exporter of natural gas with a turnover above $20bn. It has been successfully involved in LNG for 40 years and was the first to bring LNG to the UK in 1965. Through its subsidiaries, joint ventures and strategic partnerships Sonatrach has embarked on a campaign to internationalise its upstream and downstream operations and diversify its markets for gas.